                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                               AMENDMENT NO. 9 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         WESTPORT RESOURCES CORPORATION
                          (F/K/A BELCO OIL & GAS CORP.)

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

              961418100                                      077410108
           --------------                               ------------------
           (CUSIP Number)                               (Old CUSIP Number)

                                ROBERT A. BELFER
                          767 FIFTH AVENUE, 46TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 644-2200

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JUNE 12, 2003

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Check the following box if a fee is being paid with this statement  [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

         The total number of shares of Common Stock (as defined herein) reported herein is 3,571,491 which constitutes 5.2% of the total number of shares outstanding. Ownership percentages set forth herein assume that at June 12, 2003 there were 66,958,939 shares of Common Stock outstanding and 2,930,000 shares of Preferred Stock (as defined herein) outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 of a share of Common Stock per share of Preferred Stock.

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         ROBERT A. BELFER
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a): [x]
                                                                        (b): [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     N/A
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization   NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                       7     Sole Voting Power         3,331,487
  Number of Shares Beneficially
                                       8     Shared Voting Power         240,004
     Owned by Each Reporting
                                       9     Sole Dispositive Power    3,331,487
           Person With
                                      10     Shared Dispositive Power    240,004
--------------------------------------------------------------------------------
   11    Aggregate Amount Beneficially Owned by each Reporting Person  3,571,491
--------------------------------------------------------------------------------
   12    Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                             [ ]
--------------------------------------------------------------------------------
   13    Percent of Class Represented by Amount in Row (11)                 5.2%
--------------------------------------------------------------------------------
   14    Type of Reporting Person                                             IN
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         RENEE E. BELFER
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a): [x]
                                                                        (b): [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     N/A
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization   NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                       7     Sole Voting Power                 0
  Number of Shares Beneficially
                                       8     Shared Voting Power         174,793
     Owned by Each Reporting
                                       9     Sole Dispositive Power            0
           Person With
                                      10     Shared Dispositive Power    174,793
--------------------------------------------------------------------------------
   11    Aggregate Amount Beneficially Owned by each Reporting Person    174,793
--------------------------------------------------------------------------------
   12    Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                             [ ]
--------------------------------------------------------------------------------
   13    Percent of Class Represented by Amount in Row (11)         Less than 1%
--------------------------------------------------------------------------------
   14    Type of Reporting Person                                             IN
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         BELFER CORP.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a): [x]
                                                                        (b): [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     N/A
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization   DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                                       7     Sole Voting Power         1,100,155
  Number of Shares Beneficially
                                       8     Shared Voting Power               0
     Owned by Each Reporting
                                       9     Sole Dispositive Power    1,100,155
           Person With
                                      10     Shared Dispositive Power          0
--------------------------------------------------------------------------------
   11    Aggregate Amount Beneficially Owned by each Reporting Person  1,100,155
--------------------------------------------------------------------------------
   12    Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                             [ ]
--------------------------------------------------------------------------------
   13    Percent of Class Represented by Amount in Row (11)                 1.6%
--------------------------------------------------------------------------------
   14    Type of Reporting Person                                             CO
--------------------------------------------------------------------------------

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         ROBERT A. AND RENEE E. BELFER FAMILY FOUNDATION
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a): [x]
                                                                        (b): [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     N/A
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization   NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                       7     Sole Voting Power           174,793
  Number of Shares Beneficially
                                       8     Shared Voting Power               0
     Owned by Each Reporting
                                       9     Sole Dispositive Power      174,793
           Person With
                                      10     Shared Dispositive Power          0
--------------------------------------------------------------------------------
   11    Aggregate Amount Beneficially Owned by each Reporting Person    174,793
--------------------------------------------------------------------------------
   12    Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                             [ ]
--------------------------------------------------------------------------------
   13    Percent of Class Represented by Amount in Row (11)         Less than 1%
--------------------------------------------------------------------------------
   14    Type of Reporting Person                                             OO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         RENEE HOLDINGS PARTNERSHIP, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a): [x]
                                                                        (b): [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     N/A
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization   DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                                       7     Sole Voting Power           566,810
  Number of Shares Beneficially
                                       8     Shared Voting Power               0
     Owned by Each Reporting
                                       9     Sole Dispositive Power      566,810
           Person With
                                      10     Shared Dispositive Power          0
--------------------------------------------------------------------------------
   11    Aggregate Amount Beneficially Owned by each Reporting Person    566,810
--------------------------------------------------------------------------------
   12    Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                             [ ]
--------------------------------------------------------------------------------
   13    Percent of Class Represented by Amount in Row (11)         Less than 1%
--------------------------------------------------------------------------------
   14    Type of Reporting Person                                             PN
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         A&B INVESTORS, INC.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a): [x]
                                                                        (b): [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     N/A
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization   NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                       7     Sole Voting Power            65,211
  Number of Shares Beneficially
                                       8     Shared Voting Power               0
     Owned by Each Reporting
                                       9     Sole Dispositive Power       65,211
           Person With
                                      10     Shared Dispositive Power          0
--------------------------------------------------------------------------------
   11    Aggregate Amount Beneficially Owned by each Reporting Person     65,211
--------------------------------------------------------------------------------
   12    Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                             [ ]
--------------------------------------------------------------------------------
   13    Percent of Class Represented by Amount in Row (11)         Less than 1%
--------------------------------------------------------------------------------
   14    Type of Reporting Person                                             CO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         BELWEST PETROLEUM, INC.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a): [x]
                                                                        (b): [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     N/A
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization   DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                                       7     Sole Voting Power               136
  Number of Shares Beneficially
                                       8     Shared Voting Power               0
     Owned by Each Reporting
                                       9     Sole Dispositive Power          136
           Person With
                                      10     Shared Dispositive Power          0
--------------------------------------------------------------------------------
   11    Aggregate Amount Beneficially Owned by each Reporting Person        136
--------------------------------------------------------------------------------
   12    Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                             [ ]
--------------------------------------------------------------------------------
   13    Percent of Class Represented by Amount in Row (11)         Less than 1%
--------------------------------------------------------------------------------
   14    Type of Reporting Person                                             CO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         BELFER TWO CORP
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a): [x]
                                                                        (b): [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     N/A
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization   NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                       7     Sole Voting Power         1,165,693
  Number of Shares Beneficially
                                       8     Shared Voting Power               0
     Owned by Each Reporting
                                       9     Sole Dispositive Power    1,165,693
           Person With
                                      10     Shared Dispositive Power          0
--------------------------------------------------------------------------------
   11    Aggregate Amount Beneficially Owned by each Reporting Person  1,165,693
--------------------------------------------------------------------------------
   12    Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                             [ ]
--------------------------------------------------------------------------------
   13    Percent of Class Represented by Amount in Row (11)                 1.7%
--------------------------------------------------------------------------------
   14    Type of Reporting Person                                             CO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         LIZ PARTNERS LP
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a): [x]
                                                                        (b): [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     N/A
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization   DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                                       7     Sole Voting Power           495,899
  Number of Shares Beneficially
                                       8     Shared Voting Power               0
     Owned by Each Reporting
                                       9     Sole Dispositive Power      495,899
           Person With
                                      10     Shared Dispositive Power          0
--------------------------------------------------------------------------------
   11    Aggregate Amount Beneficially Owned by each Reporting Person    495,899
--------------------------------------------------------------------------------
   12    Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                             [ ]
--------------------------------------------------------------------------------
   13    Percent of Class Represented by Amount in Row (11)         Less than 1%
--------------------------------------------------------------------------------
   14    Type of Reporting Person                                             PN
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

THIS AMENDMENT NO. 9 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON APRIL 8, 1996, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON APRIL 9, 1996, AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUNE 12, 1998, AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON NOVEMBER 2, 1999, AMENDMENT NO. 4 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUNE 15, 2001, AMENDMENT NO. 5 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUL 31, 2001, AMENDMENT NO. 6 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON AUGUST 31, 2001, AMENDMENT NO. 7 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON SEPTEMBER 5, 2001 AND AMENDMENT NO. 8 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON OCTOBER 30, 2002. THE TEXT OF ITEMS 2, 4, AND 5 OF SAID
SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2(a) is hereby amended by deleting the text thereof in its entirety and replacing it with the following.

         (a) This statement is filed by Robert A. Belfer ("Mr. Belfer"), Renee E. Belfer, Belfer Corp. ("BC"), A&B Investors, Inc. ("A&B"), Belwest Petroleum, Inc. ("BPI"), Belfer Two Corp. ("B2C"), the Robert A. and Renee E. Belfer Family Foundation ("Belfer Family Foundation"), Renee Holdings Partnership, L.P. ("Renee Holdings"), and Liz Partners L.P. ("Liz Partners"), collectively (the "Reporting Persons").

         Item 2(b) is hereby amended by deleting the text thereof in its entirety and replacing it with the following.

         (b) The business addresses for the Reporting Persons is 767 Fifth Avenue, 46th Floor, New York, New York 10153.

         Item 2(c) is hereby amended by deleting the text thereof in its entirety and replacing it with the following.

         (c) Mr. Belfer is: (i) a director of the Issuer, (ii) the president, sole director, and sole shareholder of BC and BPI,
                  (iii) general partner of Renee Holdings, (iv) the managing member of Liz Associates LLC, which is the general partner of Liz Partners, (v) donor trustee of the Belfer Family Foundation, (vi) 50% owner of A&B and (vii) the president and sole director of B2C, at the address listed in Item 1.

                  Renee E. Belfer is the sole shareholder of B2C, a co-trustee of the Belfer Family Foundation, and a member of Liz Associates LLC.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         Since the filing of the statement on Schedule 13D, as amended, the transactions described in Item 5(c) of this Schedule 13D and the following dispositions of securities of the Issuer have occurred:

         (1) On June 2, 2003, BC contributed 1,750,000 shares of Common Stock, as a capital contribution, to REFLEB LLC, a single member limited liability company of which BC is the sole member.

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

         (2) On June 12, 2003, REFLEB LLC, contributed 1,750,000 shares of Common Stock to REFLEB II LLC, a limited liability company not controlled by the Reporting Persons in exchange for a 99.5% member interest in REFLEB II LLC.*

         Mr. Belfer and the other Reporting Persons intend to review their investment in the Company on a continuing basis. Depending upon the price of the Common Stock and the Preferred Stock, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Persons may purchase or dispose of additional shares of Common Stock and Preferred Stock from time to time in the open market or in privately negotiated transactions. Any such purchases or dispositions will be for the account of the Reporting Person making the purchase and any such purchases will be made with the personal or corporate funds of the acquiring Reporting Person. From time to time shares of Common Stock or Preferred Stock may be transferred by gift or other similar disposition among the Reporting Persons or to third parties.

         Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         (a)    (i)      ROBERT A. BELFER. Mr. Belfer directly owns no
                         shares of Common Stock and 6,000 shares of Preferred
                         Stock convertible into 2,794 shares (less than 1%) of Common Stock. By virtue of being the sole executive officer, director and sole shareholder of BC and BPI, the general partner of Renee Holdings, the president of B2C and the managing member of the general partner of Liz Partners, Mr. Belfer may be deemed to possess full voting and dispositive powers with respect to those shares held by BC, BPI, Renee Holdings, B2C and Liz
                         Partners, representing an aggregate of 3,148,897 shares
                         (4.6%) of Common Stock and 386,000 shares of Preferred
                         Stock convertible into 179,796 shares of Common Stock for a total of 3,328,693 (4.9%) of Common Stock. By virtue of being donor trustee of the Belfer Family
                         Foundation and 50% owner of A&B, Mr. Belfer may be deemed to share voting and dispositive powers with respect to those shares held by the Belfer Family
                         Foundation and A&B, representing an aggregate of 174,793 shares (less than 1%) of Common Stock and
                         140,000 shares of Preferred Stock convertible into 65,211 shares of Common Stock for a total of 240,004 shares (less than 1%) of Common Stock.

                (ii) RENEE E. BELFER. Renee E. Belfer owns no shares of Common Stock. By virtue of being a co-trustee of the Belfer Family Foundation, Renee E. Belfer may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by the Belfer Family Foundation, representing 174,793 shares (less than 1%) of Common Stock.

                (iii) BC. BC owns 1,003,270 shares (1.5%) of Common Stock and 208,000 shares of Preferred Stock convertible into 96,885 shares of Common Stock for a total of 1,100,155 shares (1.6%) of Common Stock.

                (iv)     BPI. BPI owns 136 shares (less than 1%) of Common
                         Stock.

                (v) BELFER FAMILY FOUNDATION. The Belfer Family Foundation owns 174,793 shares (less than 1%) of Common Stock.

----------

* REFLEB II LLC is managed by an independent money manager who owns the remaining .5% member interest in REFLEB II LLC

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

                (vi) A&B. A&B owns 140,000 shares of Preferred Stock convertible into 65,211 shares (less than 1%) of Common Stock.

                (vii) RENEE HOLDINGS. Renee Holdings owns 492,283 shares (less than 1%) of Common Stock and 160,000 shares of Preferred Stock convertible into 74,527 shares of Common Stock for a total of 566,810 shares (less than 1%) of Common Stock.

                (viii) B2C. B2C owns 1,157,309 shares (1.7%) of Common Stock and 18,000 shares of Preferred Stock convertible into 8,384 shares of Common Stock for a total of 1,165,693 shares (1.7%) of Common Stock.

                (ix) LIZ PARTNERS. Liz Partners owns 495,899 shares (less than 1%) of Common Stock.

         Item 5(b) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         (b)    (i)      ROBERT A. BELFER. Mr. Belfer has sole power to vote
                         or dispose of an aggregate of 3,148,897 shares of Common Stock and 392,000 shares of Preferred Stock. Mr.
                         Belfer shares power to vote or dispose of 174,793 shares of Common Stock with Renee E. Belfer and shares power to vote or dispose of 140,000 shares of Preferred
                         Stock with Robert Alpert. Item 2 information regarding
                         Robert Alpert is attached hereto as Exhibit 10.5.

                (ii) RENEE E. BELFER. Renee E. Belfer shares the power to vote or dispose of 174,793 shares of Common Stock with Mr. Belfer.

                (iii) BC. BC has sole power to vote or dispose of 1,003,270 shares of Common Stock and 208,000 shares of Preferred Stock

                (iv) BPI. BPI has sole power to vote or dispose of 136 shares of Common Stock.

                (v) BELFER FAMILY FOUNDATION. The Belfer Family Foundation has sole power to vote or dispose of 174,793 shares of Common Stock.

                (vi) A&B. A&B has sole power to vote or dispose of 140,000 shares of Preferred Stock.

                (vii) RENEE HOLDINGS. Renee Holdings has sole power to vote or dispose of 492,283 shares of Common Stock and 160,000 shares of Preferred Stock.

                (viii) B2C. B2C has sole power to vote or dispose of 1,157,309 shares of Common Stock and 18,000 shares of Preferred Stock.

                (ix) LIZ PARTNERS. Liz Partners has sole power to vote or dispose of 495,899 shares of Common Stock.

         Item 5(c) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         (c) On March 21, 2003, the Belfer Family Foundation sold 12,000 shares of Common Stock on the open market at the price of $19.9072 per share.

                (i) On March 24, 2003, the Belfer Family Foundation sold 10,000 shares of Common Stock on the open market at the price of $19.9819 per share.

                (ii) On March 25, 2003, the Belfer Family Foundation sold 17,000 shares of Common Stock on the open market at the price of $20.2553 per share.

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

                (iii) On May 8, 2003, the Belfer Family Foundation sold 10,000 shares of Common Stock on the open market at the price of $21.689 per share.

                (iv) On May 9, 2003, the Belfer Family Foundation sold 17,000 shares of Common Stock on the open market at the price of $21.5982 per share.

                (v) On May 12, 2003, the Belfer Family Foundation sold 12,000 shares of Common Stock on the open market at the price of $21.7686 per share.

                (vi) On May 13, 2003, the Belfer Family Foundation sold 2,000 shares of Common Stock on the open market at the price of $21.75 per share.

                (vii) On March 13, 2003, the Belfer Family Foundation sold 2,000 shares of Common Stock on the open market at the price of $21.69 per share.

                (viii) On May 14, 2003, the Belfer Family Foundation sold 1,800 shares of Common Stock on the open market at the price of $21.68 per share.

                (ix) On May 14, 2003, the Belfer Family Foundation sold 1,000 shares of Common Stock on the open market at the price of $21.69 per share.

                (x) On May 14, 2003, the Belfer Family Foundation sold 1,200 shares of Common Stock on the open market at the price of $21.70 per share.

                (xi) On May 14, 2003, the Belfer Family Foundation sold 2,000 shares of Common Stock on the open market at the price of $21.81 per share.

                (xii) On May 14, 2003, the Belfer Family Foundation sold 1,000 shares of Common Stock on the open market at the price of $21.72 per share.

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 30, 2003

                         ROBERT A. BELFER

                         By: /s/ Robert A. Belfer
                             -------------------------------------------------
                         Name: Robert A. Belfer


                         RENEE E. BELFER

                         By: /s/ Renee E. Belfer
                             -------------------------------------------------
                         Name: Renee E. Belfer


                         BELFER CORP.

                         By: /s/ Robert A. Belfer
                             -------------------------------------------------
                         Name: Robert A. Belfer
                         Title: President


                         BELFER TWO CORP.

                         By: /s/ Robert A. Belfer
                             -------------------------------------------------
                         Name: Robert A. Belfer
                         Title: President


                         THE ROBERT A. AND RENEE E. BELFER
                         FAMILY FOUNDATION

                         By: /s/ Robert A. Belfer
                             -------------------------------------------------
                         Name: Robert A. Belfer
                         Title: Trustee


                         RENEE HOLDINGS PARTNERSHIP, L.P.

                         By: /s/ Robert A. Belfer
                             -------------------------------------------------
                         Name: Robert A. Belfer
                         Title: General Partner


                         LIZ PARTNERS, L.P.

                         By: Liz Associates LLC
                         Title: General Partner

                         By: /s/ Robert A. Belfer
                             -------------------------------------------------
                         Name: Robert A. Belfer
                         Title: Managing Member, Liz Associates, LLC

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)


                         A&B INVESTORS, INC.

                         By: /s/ Robert A. Belfer
                             -------------------------------------------------
                         Name: Robert A. Belfer
                         Title:


                         BELWEST PETROLEUM, INC.

                         By: /s/ Robert A. Belfer
                             -------------------------------------------------
                         Name: Robert A. Belfer
                         Title: President

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)


                                  EXHIBIT INDEX

Exhibit 10.1*: Agreement and Plan of Merger, dated June 8, 2001 between Belco Oil & Gas Corp. and Westport Resources Corporation (Incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.2*: Third Amended and Restated Shareholders Agreement, dated as of February 14, 2003, among the Company, Equitable Resources, Inc., Medicor Foundation, Westport Energy, LLC and certain stockholders named therein (incorporated by reference to Exhibit 4.3 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 10, 2003).

Exhibit 10.3*: Belco Voting Agreement, dated June 8, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp. and certain shareholders set forth on Schedule A thereto (Incorporated by reference from Exhibit 2.3 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.4*: Westport Voting Agreement, dated June 8, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc. and Westport Energy LLC (Incorporated by reference from
                  Exhibit 2.2 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.5*:    Item 2 information regarding Robert Alpert.

Exhibit 99.1:     Joint Filing Statement.


----------
     * Previously filed.




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